Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Second Quarter 2023

August 29, 2023

Hamilton, Bermuda, August 29, 2023 - Golden Ocean Group Limited (NASDAQ/OSE: GOGL) (the “Company” or “Golden Ocean”), the world's largest listed owner of large size dry bulk vessels, today announced its unaudited results for the quarter ended June 30, 2023.

Highlights

▪
Net income of $34.9 million and earnings per share of $0.17 (basic) for the second quarter of 2023. This compares with a net loss of $8.8 million and loss per share of $0.04 (basic) for the first quarter of 2023.

▪	Adjusted EBITDA[1] of $80.4 million for the second quarter of 2023, compared with $54.7 million for the first quarter of 2023.
▪	Reported TCE[2] rates for Capesize and Panamax/Ultramax vessels of $19,083 per day and $15,617 per day, respectively, and $17,664 per day for the entire fleet in the second quarter of 2023.
▪	Completed the acquisition and took the delivery of six modern Newcastlemax vessels, with last one being delivered after quarter end.
▪	Taken delivery of four Kamsarmax newbuildings in the second quarter of 2023 and two Kamsarmax newbuildings after the end of the quarter.
▪	Entered into a $40.0 million facility agreement to partially finance two Kamsarmax newbuildings delivered during the third quarter of 2023, at highly attractive terms.
▪	Estimated TCE rates, inclusive of charter coverage calculated on a load-to-discharge basis, are approximately:
•	$18,300 per day for 79% of Capesize available days and $13,510 per day for 98% of Panamax available days for the third quarter of 2023.
•	$21,500 per day for 34% of Capesize days and $16,500 per day for 26% of Panamax days for the fourth quarter of 2023.
▪
Repurchased 920,243 shares at an aggregate purchase price of $6.9 million, or $7.54 per share. A total of 1.5 million shares at an aggregate purchase price of $11.8 million, or $7.84 per share have been repurchased under the current share repurchase program.

▪
Announced a cash dividend of $0.10 per share for the second quarter of 2023, which is payable on or about September 19, 2023, to shareholders of record on September 11, 2023. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later on or about September 21, 2023.

Lars-Christian Svensen, Interim Chief Executive Officer, commented:

“Golden Ocean has continued to deliver solid performance against a very volatile macroeconomic backdrop. Despite headline risks related to inflation and interest rates, dry bulk demand remains fundamentally strong, driven by shifting trade routes, the need to secure the energy supply chain, and the increased significance of emerging trades, including the West African Bauxite trade. The forecast for fleet supply growth also remains favorable with the orderbook near historical lows. Combined, these factors support our optimistic near and long-term outlook, while closely monitoring the developments in the Chinese economy. Golden Ocean has one of the world’s youngest and most fuel-efficient fleets and very low cash breakeven levels. This allows the Company to remain profitable when markets are weaker and produce outsized cash flows when markets are

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strong. It is also a key enabler of our capital allocation policy, which has allowed the company to consistently distribute dividends to its shareholders and also repurchase shares under its repurchase program.”

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

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Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 97 vessels, including four newbuildings, with an aggregate capacity of approximately 14.3 million deadweight tonnes ("dwt"). The Company's fleet consists of:

a.	84 vessels owned by the Company (52 Capesize and 32 Panamax vessels);
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements;
c.	One Ultramax vessel chartered in; and
d.	Four 85,000 dwt Kamsarmax vessels on order.

In February 2023, the Company entered into an agreement to acquire six modern 208,000 dwt Newcastlemax vessels equipped with exhaust gas cleaning systems, or scrubbers, for a total consideration of $291.0 million.  These vessels have been delivered to the Company.

As of the date of this report, the Company has four vessels under construction with $97.8 million of related outstanding contractual commitments due by the fourth quarter of 2024. Four Kamsarmax vessels were delivered to the Company during the second quarter of 2023, and two additional vessels were delivered subsequent to the end of the quarter.

The two Capesize vessels, that were announced sold during the first quarter of 2023, Golden Feng and Golden Shui, were delivered to their new owner during the quarter.

One drydock planned to be carried out in the third quarter of 2023 has been completed as of the date of this report.

The Company’s estimated TCE rates for the third quarter of 2023 are $18,300 per day for 79% of available days for Capesize vessels and $13,510 per day for 98% of available days for Panamax vessels. These estimates are forward-looking statements and based on time charter contracts entered by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days and the number of ballast days at the end of the period when vessels are sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the third quarter of 2023. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

Golden Ocean has secured 34% of total days at an average rate of $21,500 per day for Capesize vessels and 26% of total days for Panamax vessels at an average rate of $16,500 per day in the fourth quarter of 2023.

Corporate Development

During the second quarter of 2023, the Company acquired 920,243 shares in open market transactions under its share buy-back program. The shares were acquired on the Oslo Stock Exchange and the Nasdaq Global Select

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Market at an aggregate purchase price of $6.9 million. As of the date of this report, the Company has repurchased a total of 1,507,328 shares under its share buy-back program.

In March 2023, the Company entered into a $233.0 million two-year credit facility to partially finance the acquisition of six Newcastlemax vessels. During the second quarter we finalized the sale of Golden Feng and Golden Shui, vessels which served as a collateral for the $233.0 million facility. As such, following the completion of the sale, the undrawn commitment of the facility was reduced by $17.8 million and the remaining sales proceeds of $25.8 million were used to prepay the debt under the $233 million facility. During the second quarter of 2023, three of these vessels were delivered, and the Company drew down $102.0 million on this facility for the delivered vessels.

In April 2023, the Company entered into a $80.0 million credit facility to partially finance four Kamsarmax newbuildings delivered during the second quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 180 basis points per annum. The Company drew down the full amount of the facility in the second quarter of 2023.

In July 2023, the Company entered into a $40.0 million credit facility to partially finance the two Kamsarmax newbuildings delivered during the third quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 175 basis points per annum.

The Company announced today a cash dividend of $0.10 per share for the second quarter of 2023, which is payable on or about September 19, 2023, to shareholders of record on September 11, 2023. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about September 21, 2023.

Second Quarter 2023 Results

Second Quarter 2023 Income Statements

The Company reported a net income of $34.9 million and basic earnings per share of $0.17 for the second quarter of 2023, compared to a net loss of $8.8 million and basic loss per share of $0.04 for the first quarter of 2023.

Adjusted EBITDA was $80.4 million for the second quarter of 2023, an increase of $25.7 million from $54.7 million for the first quarter of 2023.

Operating revenues were $213.4 million in the second quarter of 2023, an increase of $16.9 million from $196.5 million in the first quarter of 2023, primarily due to higher realized TCE rates in the second quarter of 2023. The Company achieved an average TCE rate for the fleet of $17,664 per day in the second quarter of 2023 compared to that of $14,929 per day in the first quarter of 2023.

Four Kamsarmax newbuildings and three Newcastlemax vessels were delivered during the second quarter of 2023, contributing an aggregate of 375 available days during the period. This increase in available days partially offset the decrease in days from fewer chartered-in vessels and from vessels sold during the quarter,

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resulting in overall available days being relatively stable quarter to quarter. Six vessels were in drydock during the second quarter of 2023 compared to three vessels during the first quarter of 2023, contributing to an increase in off-hire days from 146 days in the first quarter of 2023 to 215 days in the second quarter of 2023. Voyage expenses decreased by $4.8 million to $59.4 million from the first quarter of 2023 as a result of a decrease in bunker and port costs.

Ship operating expenses amounted to $62.4 million in the second quarter of 2023 compared with $61.6 million in the first quarter of 2023. In the second quarter of 2023, ship operating expenses included mainly $47.0 million in running and other various expenses (compared to $45.1 million of running expenses in the first quarter of 2023), $8.1 million in drydocking expenses ($6.7 million in the first quarter of 2023), $1.1 million in various energy saving initiatives and digitalization expenses (compared with $1.6 million in the first quarter of 2023) and $6.2 million in estimated ship operating expenses on time charter-in contracts (compared with $8.2 million in the first quarter of 2023). Running expenses mainly consisted of crew costs, repair and maintenance, spares and insurance. The increase during the period was primarily due to handover crew and other costs relating to change of ship managers for several vessels in our fleet.

Charter hire expenses were $10.2 million in the second quarter of 2023 compared with $16.8 million in the first quarter of 2023. The decrease in charter hire expenses was mainly the result of fewer chartered-in days during the quarter.

Administrative expenses were $5.2 million in the second quarter of 2023, compared with $4.2 million in the first quarter of 2023, primarily due to an increase in personnel expenses.

No impairment loss was recognized in the second quarter of 2023. In the first quarter of 2023, impairment loss on vessels amounted to $11.8 million related to the sale of two older vessels, Golden Feng and Golden Shui.

Depreciation was $32.6 million in the second quarter of 2023, an increase of $1.1 million compared to $31.5 million in the first quarter of 2023, as the number of vessels in the Company’s fleet increased.

Net interest expense was $23.0 million in the second quarter of 2023, an increase from $20.5 million in the first quarter of 2023, mainly due to an increase in average LIBOR and SOFR rates as well as higher average debt balances.

In the second quarter of 2023, the Company recorded a $9.0 million net gain on derivatives, mainly relating to a $12.8 million gain on USD interest rate swaps, offset by a $3.9 million loss on forward freight derivatives.

The Company recorded a gain from associated companies of $4.9 million in the second quarter of 2023, mainly related to a gain from its investment in SwissMarine Pte. Ltd. ("SwissMarine").

Second Quarter 2023 Cash Flow Statements and Balance Sheet as of June 30, 2023

As of June 30, 2023, the Company had cash and cash equivalents of $107.3 million, including restricted cash balances of $3.4 million. This represents a decrease of $15.9 million from March 31, 2023. During this period,

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cash provided by operating activities amounted to $45.5 million, which included a negative working capital change of $8.9 million and dividends of $1.6 million received from associated companies.

For the three months ended June 30, 2023, total net cash used in investing activities was $184.6 million and included $43.6 million of proceeds received from the sale of Golden Feng and Golden Shui. This was offset by payments totaling $127.0 million for three scrubber fitted Newcastlemax vessels delivered in the second quarter of 2023. Further, during the period, the Company paid $98.0 million in installments and other costs relating to ten Kamsarmax newbuilding contracts. Other investing cash outflows of approximately $3.3 million mainly related to payments for the installation of ballast water treatment systems and scrubbers on the existing fleet.

Net cash provided by financing activities was $123.1 million in the second quarter of 2023. Further, in the second quarter of 2023, we made a partial $102.1 million drawdown on the new $233.0 million facility entered into to finance acquisitions of six Newcastlemax vessels. The Company drew down the full amount of the new $80.0 million facility for the four newbuildings delivered during the quarter. The Company drew down $25.0 million from its revolving credit facility. Additionally, $24.2 million was paid in scheduled debt repayment, $0.9 million in debt fees paid, $20.0 million in dividend payments, $6.1 million in repayment of finance leases and $6.9 million in share repurchase payments. The impact of these drawdowns was partially offset by a $25.8 million debt repayment on the Company’s $233.0 million debt facility following the sale of Golden Feng and Golden Shui.

As of June 30, 2023, the book value of long-term debt was $1,359.0 million, including the current portion of long-term debt of $106.4 million. The book value of finance lease obligations was $96.8 million, including the current portion of finance lease obligations of $19.0 million.

The Dry Bulk Market
Dry bulk rates showed relative strength at the start of the second quarter of 2023, a continuation of a trend that began in the prior quarter. Despite healthy demand growth, rates began to recede towards the end of the second quarter, particularly in the smaller size dry bulk segments. The primary factor applying downward pressure on rates was the continued easing of port congestion, which decreased sequentially each month of the second quarter and has seemingly normalized. Consistent with past quarters, modern, fuel-efficient vessels continued to earn a significant premium compared to older vessels.

In the second quarter of 2023, global dry bulk fleet utilization (calculated as total tonne-mile demand divided by total available fleet capacity) was 85.7%, unchanged from the prior quarter, according to Maritime Analytics. Total seaborne transportation of dry bulk goods was 1,231 mt in the second quarter of 2023, representing a 3.4% increase from 1,191 mt in the first quarter of 2023 and a 5.8% increase from 1,163 mt in the second quarter of 2022.

Global steel production rebounded in the second quarter of 2023 despite persistent inflation and increases in interest rates. Chinese steel production, which represented 55% of global steel production in 2022, increased by 3.6% in the second quarter of 2023 compared to the second quarter of 2022.  While Chinese iron ore imports

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decreased by 4.2% compared to the first quarter of 2023, volumes were 5.1% higher than the second quarter of 2022, supporting expectations that the impact of the reopening of the Chinese economy and domestic stimulus will lead to gradually increasing iron ore demand. Indian steel production declined slightly by 1.4% compared to the first quarter of 2023, but continues to show solid growth, increasing by 8.1% in the second quarter of 2023 compared to the second quarter of 2022, as the Indian government targets to double steel production capacity by 2030.

Global coal imports increased by 8.1% in the second quarter of 2023 compared to the first quarter of 2023 and by 16.6% compared to the second quarter of 2022, driven by strong growth in thermal coal volumes, which increased by 8.2% and 18.7%, respectively. Chinese buyers took advantage of a sharp decline in prices and increased thermal coal imports by 21.2% compared to the first quarter of 2023 and 86.5% compared to the second quarter of 2022. Demand from Europe, Japan, and South Korea declined both quarter-over-quarter and year-over-year as inventories were at sufficiently high levels following a mild winter. According to Maritime Analytics, thermal coal tonne-mile demand is forecast to increase by 6.1% and 1.8% in 2023 and 2024, respectively.

Trade of other minor bulks increased by 5.6% compared to the first quarter of 2023 and by 1.0% compared to the second quarter of 2022. This was largely driven by growth in bauxite, the main raw material for alumina production, which is in turn used for aluminum production. Demand for bauxite is forecast to continue at a healthy pace as aluminum demand for lightweight electric vehicles and from solar sectors accelerates. China, which accounts for more than half of global aluminum production, increased bauxite imports by over 10% in the first half of 2023 compared with the first half of 2022. China has become increasingly reliant on bauxite imports and imports from Guinea in West Africa has increased significantly, boosting tonne-mile demand for Capesize vessels. This trend is expected to continue as Indonesia, China’s third largest supplier of bauxite, recently imposed an export ban aimed at boosting domestic availability. The share of Capesize tonne-miles attributed to bauxite cargoes has increased from 6.8% in 2021 to 10.8% in 2023 and will likely be a supporting factor for the foreseeable future.

Transportation of essential agribulks, which represented 13.0% of total seaborne volumes in the second quarter of 2023, increased by 3.1% compared to the first quarter of 2023 and by 4.9% compared to the second quarter of 2022. Maritime Analytics expect global agribulk demand growth to rebound sharply by 6.8% in 2023 and grow a further 3.8% in 2024, despite the recent closure of the Black Sea grain corridor. The war in Ukraine has also increased sailing distances for both agribulk and minor bulk cargoes.

The global fleet of dry bulk vessels amounted to 989.6 million dwt at the end of the second quarter of 2023, absorbing a net increase of 7.9 million dwt in the quarter. Newbuilding ordering increased to 10.5 million dwt of vessels ordered, although just nine Capesize vessels totaling 1.7 million dwt were ordered during the quarter. The Panamax segment saw the largest number of orders with 61 vessels totaling 5.1 million dwt ordered. The orderbook as a percentage of the global fleet stood at 7.8% at quarter-end, a decrease from 8.3% as of the start of 2023 and an average of 24.1% over the last 25 years and remains near historical low levels. The Capesize orderbook is just 5.0%, compared to an average of 23.8% over the last 25 years. While scrapping activity has been very limited over the last two years, approximately 15% of the existing Capesize fleet is over 15 years of

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age, and scrapping activity may accelerate if rates do not support keeping older, less fuel-efficient vessels in operation.

Strategy and Outlook

While macroeconomic conditions and increased fleet productivity are impacting current freight market sentiment and freight rates, expectations of declining inflation and an improved growth outlook have begun to emerge. While core inflation, which excludes more volatile energy and food prices, remains above most central banks’ targets, it has gradually begun to decline, raising hopes for a so-called “soft landing.”  The International Monetary Fund ("IMF") forecasts global GDP growth of 3.0% in each of 2023 and 2024. GDP growth of emerging Asian economies is forecast to increase from 4.5% in 2022 to 5.3% in 2023 and grow by a further 5.0% in 2024. Notably, India's GDP is forecast to grow by 7.2% and 6.1% in 2023 and 2024, respectively. Inflation is expected to decrease from 8.7% in 2022 to 6.8% and 5.2% in 2023 and 2024, respectively, according to the IMF. While growth in China continues to lag, the country’s government recently pledged to implement various measures to stimulate consumer demand, including measures to meet the needs of homebuyers in an effort to support the domestic real estate sector.

Global tonne-mile demand is forecast to increase by 3.3% in 2023 and 3.0% in 2024, according to Maritime Analytics, and fleet utilization is forecast to increase each year and remain at levels that have historical supported healthy dry bulk freight rates. This compares favorably to a 0.9% decrease in tonne-mile demand in 2022. Market conditions are expected to gradually improve over the course of 2023 as the coal volumes increase ahead of the winter months and the Chinese economy rebounds to meet the stated 5% GDP growth target. Additionally, bauxite exports from West Africa are expected to remain robust, further contributing to tonne-mile demand for Capesize vessels, offsetting the potential impact of reduced tonne-miles from lower iron ore demand. Since 2019, the portion of Capesize vessel tonne-miles attributed to the bauxite trade has more than doubled.

The outlook for fleet supply also remains highly positive. An orderbook near 30-year lows as a percentage of the operating fleet is highly supportive of expectations for an improving freight market. After growing by approximately 4.2% per year on average over the last decade, the global dry bulk fleet is forecast to grow by 2.9% in each of 2023 and 2024, well below organic replacement levels.

Over the last 12 months, just 17.2 million dwt of new Capesize and Panamax vessels have been ordered, representing less than 1.8% of the global fleet as of the start of the year.  In the Capesize segment, only 11 vessels were ordered in the first half of 2023 after just 38 were ordered in all of 2022. Despite an uptick in Panamax ordering, fleet growth in this segment is expected to be 2.2% in 2024. The Capesize fleet is expected to grow by just 1.0% in 2024. Newbuilding prices, particularly for Capesize vessels, remain elevated due to commodity price inflation and scarcity of capacity at shipyards to accommodate orders with deliveries before 2026. Further, uncertainty around propulsion technology, rising interest rates and limited availability of competitive financing are factors that are expected to inhibit ordering.

Despite near-term market conditions, Golden Ocean is well-positioned to execute its long-term strategy and continue to generate substantial cash flows due to its industry-leading cash breakeven levels and fleet

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efficiency and its active approach to chartering its fleet. The Company continues to divest older tonnage as deliveries under the newbuilding program occur. As the largest listed owner of large-size dry bulk vessels, with an average age of approximately 6.9 years, the Company enjoys significant competitive advantages. Additionally, 50% of the Company's vessels, inclusive of newbuildings and recently-acquired vessels, will be equipped with scrubbers, furthering Golden Ocean’s leading market position.

The Board of Directors remains committed to returning value to its shareholders through dividends. While the amount and timing of any future dividend payments will be based on Company's results, investment opportunities and the prevailing market conditions, the Company intends to distribute a significant portion of its earnings. In the meantime, the Company is closely monitoring macro-economic factors and potential impacts on the dry bulk trades and expects the market environment to improve as we move into the second half of the year and further strengthen in 2024 as demand continues to recover and fleet growth slows.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
August 29, 2023

Questions should be directed to:
Lars-Christian Svensen: Interim Chief Executive Officer, Golden Ocean Management AS
+ 47 22 01 73 40

Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+ 47 22 01 73 40
Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

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The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, include among other things: general market trends in the dry bulk industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values; a decrease in the market value of the Company’s vessels; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels and the number of newbuildings under construction; delays or defaults in the construction of the Company’s newbuildings could increase the Company’s expenses and diminish the Company’s net income and cash flows; an oversupply of dry bulk vessels, which may depress charter rates and profitability; the Company’s future operating or financial results; the Company’s continued borrowing availability under the Company’s debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the failure of the Company’s contract counterparties to meet their obligations, including changes in credit risk with respect to the Company’s counterparties on contracts; the loss of a large customer or significant business relationship; the strength of world economies; the volatility of prevailing spot market and charter-hire charter rates, which may negatively affect the Company’s earnings; the Company’s ability to successfully employ the Company’s dry bulk vessels and replace the Company’s operating leases on favorable terms, or at all; changes in the Company’s operating expenses and voyage costs, including bunker prices, fuel prices (including increased costs for low sulfur fuel), drydocking, crewing and insurance costs; the adequacy of the Company’s insurance to cover the Company’s losses, including in the case of a vessel collision; vessel breakdowns and instances of offhire; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion of vessels under construction, the delivery and commencement of operation dates, expected downtime and lost revenue); risks associated with any future vessel construction or the purchase of second-hand vessels; effects of new products and new technology in the Company’s industry, including the potential for technological innovation to reduce the value of the Company’s vessels and charter income derived therefrom; the impact of an interruption or failure of the Company’s information technology and communications systems, including the impact of cyber-attacks, upon the Company’s ability to operate; potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures (by the Company and the Company’s customers) related to complying with such regulations; changes in governmental rules and regulations or actions taken by regulatory authorities and the impact of government inquiries and investigations; the arrest of the Company’s vessels by maritime claimants; government requisition of the Company’s vessels during a period of war or emergency; the Company’s compliance with complex laws, regulations, including environmental laws and regulations and the U.S. Foreign Corrupt Practices Act of 1977; potential difference in interests between or among certain members of the Board of Directors, executive officers, senior management and shareholders; the Company’s ability to attract, retain and motivate key employees; work stoppages or other labor disruptions by the Company’s employees or the

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employees of other companies in related industries; potential exposure or loss from investment in derivative instruments; stability of Europe and the Euro or the inability of countries to refinance their debts; the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; fluctuations in currencies; acts of piracy on ocean-going vessels, public health threats, terrorist attacks and international hostilities and political instability; potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy, international sanctions or international hostilities, including the ongoing developments in the Ukraine region; general domestic and international political and geopolitical conditions or events, including any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries; the impact of adverse weather and natural disasters; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to the Company’s Environmental, Social and Governance policies; changes in seaborne and other transportation; the length and severity of epidemics and pandemics; fluctuations in the contributions of the Company’s joint ventures to the Company’s profits and losses; the potential for shareholders to not be able to bring a suit against us or enforce a judgement obtained against us in the United States; the Company’s treatment as a “passive foreign investment company” by U.S. tax authorities; being required to pay taxes on U.S. source income; the Company’s operations being subject to economic substance requirements; the volatility of the stock price for the Company’s common shares, from which investors could incur substantial losses, and the future sale of the Company’s common shares, which could cause the market price of the Company’s common shares to decline; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2022.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

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INTERIM FINANCIAL INFORMATION

SECOND QUARTER 2023

Index
Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

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GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)	Three months ended June 30, 2023	Three months ended March 31, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Operating revenues
Time charter revenues	106,352	75,341	183,393	181,693	345,241
Voyage charter revenues	106,861	120,085	132,985	226,946	236,158
Other revenues	170	1,091	287	1,261	450
Total operating revenues	213,383	196,517	316,665	409,900	581,849

Gain from disposal of vessels	—	2,583	9,516	2,583	9,516
Other operating income (expenses)	—	—	—	—	(413)

Operating expenses
Voyage expenses and commissions	59,395	64,231	66,628	123,626	122,901
Ship operating expenses	62,431	61,630	50,369	124,061	108,534
Charter hire expenses	10,210	16,782	15,380	26,992	25,683
Administrative expenses	5,167	4,162	5,497	9,329	10,624
Impairment loss on vessels	—	11,780	—	11,780	—
Depreciation	32,590	31,497	32,534	64,087	64,968
Total operating expenses	169,793	190,082	170,408	359,875	332,710

Net operating income	43,590	9,018	155,773	52,608	258,242

Other income (expenses)
Interest income	1,170	1,515	240	2,685	294
Interest expense	(24,184)	(22,013)	(12,113)	(46,197)	(22,154)
Gain/(loss) on derivatives	9,045	(2,083)	7,127	6,962	25,877
Equity results of associated companies	4,927	4,941	12,666	9,868	27,120
Other financial items	372	(170)	86	202	(242)
Net other (expenses) income	(8,670)	(17,810)	8,006	(26,480)	30,895
Net income (loss) before income taxes	34,920	(8,792)	163,779	26,128	289,137
Income tax expense	30	30	30	60	65
Net income (loss)	34,890	(8,822)	163,749	26,068	289,072

Per share information:
Earnings (loss) per share: basic	$0.17	$(0.04)	$0.82	$0.13	$1.44
Earnings (loss) per share: diluted	$0.17	$(0.04)	$0.81	$0.13	$1.43

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2023
14

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)	As of June 30, 2023	As of March 31, 2023	As of December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	103,897	118,422	134,784
Restricted cash	3,426	4,818	3,289
Other current assets	165,454	156,498	161,074
Total current assets	272,777	279,738	299,147
Vessels and equipment, net	2,952,894	2,693,358	2,665,785
Vessels held for sale	—	43,560	12,542
Newbuildings	62,397	111,096	91,898
Finance leases, right of use assets, net	76,177	79,904	83,589
Operating leases, right of use assets, net	12,988	14,324	15,646
Other long term assets	87,048	92,561	88,684
Total assets	3,464,281	3,314,541	3,257,291

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	106,372	97,402	92,865
Current portion of finance lease obligations	19,007	18,720	18,387
Current portion of operating lease obligations	4,900	5,646	5,546
Other current liabilities	113,054	123,067	94,830
Total current liabilities	243,333	244,835	211,628
Long-term debt	1,252,669	1,104,316	1,027,991
Non-current portion of finance lease obligations	77,816	82,681	87,588
Non-current portion of operating lease obligations	10,907	11,576	13,051
Other long-term liabilities	3,825	3,389	—
Total liabilities	1,588,550	1,446,797	1,340,258
Equity	1,875,731	1,867,744	1,917,033
Total liabilities and equity	3,464,281	3,314,541	3,257,291

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2023
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GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended June 30, 2023	Three months ended March 31, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Net income (loss)	34,890	(8,822)	163,749	26,068	289,072
Adjustments to reconcile net income (loss) to net cash provided by operating activities;
Gain from disposal of vessels	—	(2,583)	(9,516)	(2,583)	(9,516)
Depreciation	32,590	31,497	32,534	64,087	64,968
Impairment loss on vessels	—	11,780	—	11,780	—
Amortization of unfavorable contracts	(545)	—	—	(545)	—
Dividends from associated companies	1,600	15,268	945	16,868	7,497
Equity results from associated companies	(4,927)	(4,941)	(12,666)	(9,868)	(27,120)
Mark to market value on derivatives	(9,452)	5,773	(7,541)	(3,679)	(26,471)
Other, net	252	1,904	1,271	2,156	239
Change in operating assets and liabilities	(8,859)	26,643	(13,300)	17,784	(19,569)
Net cash provided by operating activities	45,549	76,519	155,476	122,068	279,100
Investing activities
Additions to vessels and right of use assets	(130,146)	(123,864)	(848)	(254,010)	(2,242)
Additions to newbuildings	(98,028)	(15,711)	(13,727)	(113,739)	(13,727)
Repayments of loans receivable from related parties	—	925	—	925	5,350
Proceeds from sale of vessels	43,560	15,313	51,479	58,873	51,479
Other investing activities, net	2	2	939	4	941
Net cash provided by (used in) investing activities	(184,612)	(123,335)	37,843	(307,947)	41,801
Financing activities
Repayment of long-term debt	(49,960)	(247,545)	(305,418)	(297,505)	(338,648)
Proceeds from long-term debt	207,140	330,000	275,000	537,140	275,000
Net proceeds from share distributions	—	—	828	—	828
Debt fees paid	(924)	(3,592)	(2,750)	(4,516)	(2,750)
Dividends paid	(20,035)	(40,085)	(100,443)	(60,120)	(280,835)
Share repurchases	(6,943)	(509)	—	(7,452)	—
Repayment of finance leases	(6,132)	(6,286)	(7,936)	(12,418)	(16,192)
Net cash provided by (used in) financing activities	123,146	31,983	(140,719)	155,129	(362,597)
Net change	(15,917)	(14,833)	52,600	(30,750)	(41,696)
Cash, cash equivalents and restricted cash at start of period	123,240	138,073	115,721	138,073	210,017
Cash, cash equivalents and restricted cash at end of period	107,323	123,240	168,321	107,323	168,321

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2023
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GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $, except for share data)	Six months ended June 30, 2023	Six months ended June 30, 2022
Number of shares outstanding
Balance at beginning of period	200,485,621	200,435,621
Repurchase of shares	(982,328)	—
Distribution of treasury shares	—	450,000
Balance at end of period	199,503,293	200,885,621
Share capital
Balance at beginning of period	10,061	10,061
Shares issued	—	—
Balance at end of period	10,061	10,061
Treasury shares
Balance at beginning of period	(5,014)	(4,309)
Repurchase of shares	(7,452)	—
Share distribution	—	2,568
Balance at end of period	(12,466)	(1,741)
Additional paid in capital
Balance at beginning of period	851	285
Stock option expense	202	302
Balance at end of period	1,053	587
Contributed capital surplus
Balance at beginning of period	1,582,257	1,762,649
Distributions to shareholders	—	(180,392)
Balance at end of period	1,582,257	1,582,257
Accumulated earnings
Balance at beginning of period	328,878	160,055
Distributions to shareholders	(60,120)	(100,443)
Distribution treasury shares	—	(1,740)
Net income	26,068	289,072
Balance at end of period	294,826	346,944
Total equity	1,875,731	1,938,108

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2023
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GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market ("Nasdaq") with a secondary listing on the Euronext Oslo Stock Exchange (the "OSE").

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on March 16, 2023.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2022.

3. Earnings per share

Basic earnings per share amounts for the three and six months ended June 30, 2023, are based on the weighted average number of shares outstanding of 200,248,221 and 200,337,453 respectively. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

As of June 30, 2023, total outstanding share options were 650,000, which for the three and six months ended June 30, 2023, were dilutive under the treasury stock method by 518,026 and 540,826 shares respectively.

4. Vessels and equipment, net

In February 2023, the Company entered into an agreement to acquire six modern 208,000 dwt vessels equipped with exhaust gas cleaning systems, or scrubbers, for a total consideration of $291.0 million. The newly acquired vessels are chartered back to their former owner, an unrelated third party, for approximately 30 months from the date of delivery at an average net TCE rate of just above $21,000 per day. As of June 30, 2023, five vessels were delivered to the Company and $241.0 million in consideration was paid for these

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2023
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vessels. In addition, the Company paid a 10% deposit totaling $5.0 million for the remaining one acquired Newcastlemax vessel.

The time charter contracts attached to five Newcastlemax vessels delivered in the six months of 2023, were valued to net $6.3 million, which was capitalized upon delivery of vessels.

In March 2023, the Company entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui to an unrelated third party for an aggregate net sale price of $43.6 million. As of June 30, 2023, the vessels were delivered to their new owners.  In the first quarter of 2023, the Company recorded an impairment loss of $11.8 million in connection to the sale.

With reference to Note 5 'Newbuildings', four newbuildings were delivered to the Company during the period and related accumulated costs were transferred to 'Vessels and equipment, net' in the total amount of $143.3 million.

During the first six months of 2023, we have installed three scrubbers on our existing fleet with the total cost of $6.1 million.

5. Newbuildings

During the first six months of 2023, four out of the ten Kamsarmax newbuildings were delivered with the total costs of $143.3 million.  As of June 30, 2023, the Company had capitalized costs of $62.4 million relating to construction contracts for six remaining Kamsarmax newbuildings.

6. Leases

As of June 30, 2023, the Company had seven vessels held under finance lease and two vessels held under operating lease. Eight vessels are chartered in from SFL Corporation Ltd. (NYSE: SFL) (“SFL”), out of which seven are classified as finance lease and one as operating lease. For the three and six months ended June 30, 2023, the Company made a total repayment of $6.1 and $12.4 million to SFL in connection with these leases.

As of June 30, 2023, the Company’s book value of finance lease obligations was $96.8 million, including the current portion of $19.0 million.

7. Equity securities

The Company has an investment in Eneti Inc., a company engaged in marine based renewable energy and listed on the New York Stock Exchange (NYSE: NETI) (“Eneti”). In the second quarter of 2023, the Company recognized a gain of $0.6 million based on the increase of Eneti’s share price. The mark to market gain is reported under other financial items in the Company’s interim condensed consolidated statements of operations.

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The Company has an equity investment of 15.92% of the shares in SwissMarine, a dry bulk freight operator. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $48.8 million as of June 30, 2023.

For the three and six months ended June 30, 2023, the Company recorded equity in earnings of SwissMarine of $3.5 million and $5.2 million, respectively. During the six months ended June 30, 2023, the Company received $7.8 million in dividends from SwissMarine, which was recorded as a reduction of investments.

The Company has an equity investment of 10% of the shares in TFG Marine Pte Ltd ("TFG"), a bunkering procurement joint venture company between Golden Ocean, Frontline plc and Trafigura Pte Ltd. The Company has also provided a shareholder loan of $0.9 million to TFG with a five-year term, maturing in 2024. In February 2023, TFG fully repaid the outstanding loan of $0.9 million, in addition to dividends of $4.9 million. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $7.4 million as of June 30, 2023.

The Company has an equity investment of 50% of the shares in United Freight Carriers LLC ("UFC"), a dry cargo vessel operator and logistics service provider. The Company accounts for this investment under the equity method. During the three and six months ended June 30, 2023, the Company received dividends from UFC of $1.6 million and $4.2 million respectively, which were recorded as a reduction of investments.  The book value of the investment amounted to $2.2 million as of June 30, 2023.

8. Long-term debt

As of June 30, 2023, the Company’s book value and outstanding principal of long-term debt was $1,359.0 million and $1,371.1 million, respectively. The current portion of long-term debt was $106.4 million.

In January 2023, we signed a loan agreement for a $250.0 million credit facility with a group of leading shipping banks to refinance three credit facilities with total outstanding debt balance of $230.4 million as of December 31, 2022. The new financing has an interest rate of SOFR plus 185 basis points and matures in January 2028 and is secured by a fleet of 20 Capesize and Panamax vessels.

In March 2023, we entered into a $233.0 million two-year credit facility to partially finance the acquisition of six Newcastlemax vessels. The facility has an interest of SOFR plus a margin of 190 basis points per annum. As of June 30, 2023, the outstanding balance on the facility is $155.4 million.

In April 2023, the Company signed an agreement for an $80.0 million facility to partially finance the four Kamsarmax newbuildings delivered during the second quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 180 basis points per annum. Outstanding debt under facility amounted to $80.0 million as of June 30, 2023.

During the second quarter of 2023, we drew down $25.0 million on our revolving credit facility under the $175 million facility.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2023
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9. Share capital

As of June 30, 2023, the Company had 201,190,621 issued and 199,503,293 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 1,687,328 shares in treasury.

During the second quarter of 2023, the Company acquired an aggregate of 920,243 shares in open market transactions under its share buy-back program. The shares were acquired at an aggregate purchase price of $6.9 million.

In the second quarter of 2023, the Company paid an aggregate of $20.1 million, or $0.10 per share in dividends to its shareholders related to its first quarter of 2023 results.

10. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6, "Leases", the Company leased eight vessels from SFL during the second quarter of 2023.

In addition to charter hire for the eight vessels leased from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 7, "Equity securities", in February 2023, TFG fully repaid the outstanding loan of $0.9 million.

Pursuant to its agreement with TFG, the Company paid $72.5 million for bunker procurement in the first half of 2023. As of June 30, 2023, amounts payable to TFG totaled $11.5 million.

11. Commitment and contingencies

As of June 30, 2023, the Company had six vessels under construction and outstanding contractual commitments of $149.7 million due by the fourth quarter of 2024. Contractual commitments will be financed through proceeds from future sale of vessels, operating cash flows and debt financing entered into subsequent to the quarter end (please refer to Note '12 Subsequent events').

With reference to Note 4, "Vessels and equipment, net ", as of June 30, 2023, the Company has outstanding contractual commitments of $45.0 million for the one out of six newly acquired Newcastlemax vessels.

With reference to Note 7, "Equity securities", the Company has a $30.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG. As of June 30, 2023, there is no exposure under this guarantee.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2023
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12. Subsequent events

In July 2023, the Company signed an agreement for a $40.0 million facility to part finance the two Kamsarmax newbuildings to be delivered during the third quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 175 basis points per annum.

Subsequent to quarter end, the Company has repurchased 125,000 shares at an average price of $7.3 for a total sum of $0.9 million.

Subsequent to the quarter ended June 30, 2023, two out of ten Kamsarmax newbuildings under construction were delivered to the Company, bringing the total to six delivered Kamsarmax. Further, the last of the six newly acquired Newcastlemax vessels was delivered to the Company.

On August 29, 2023, the Company announced a cash dividend of $0.10 per share in respect of the second quarter of 2023, which is payable on or about September 19, 2023, to shareholders of record on September 11, 2023. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about September 21, 2023.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2023
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(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

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(in thousands of $)	Three months ended June 30, 2023	Three months ended March 31, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Net income (loss)	34,890	(8,822)	163,749	26,068	289,072
Interest income	(1,170)	(1,515)	(240)	(2,685)	(294)
Interest expense	24,184	22,013	12,113	46,197	22,154
Income tax expense	30	30	30	60	65
Depreciation	32,590	31,497	32,534	64,087	64,968
Amortization of time charter party out contracts	(545)	—	—	(545)	—
Earnings before Interest Taxes Depreciation and Amortization	89,979	43,203	208,186	133,182	375,965
Impairment loss on vessels	—	11,780	—	11,780	—
Gain from sale of vessels	—	(2,583)	(9,516)	(2,583)	(9,516)
(Gain)/loss on derivatives	(9,045)	2,083	(7,127)	(6,962)	(25,877)
Other financial items	(530)	232	100	(298)	430
Adjusted Earnings before Interest Taxes Depreciation and Amortization	80,404	54,715	191,643	135,119	341,002

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the merger with Knightsbridge Shipping Limited). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2023
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(in thousands of $)	Three months ended June 30, 2023	Three months ended March 31, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Total operating revenues	213,383	196,517	316,665	409,900	581,849
Add: Amortization of time charter party out contracts	(545)	—	—	(545)	—
Add: Other operating income (expenses)	—	—	—	—	(413)
Less: Other revenues*	170	1,091	287	1,261	450
Net time and voyage charter revenues	212,668	195,426	316,378	408,094	580,986
Less: Voyage expenses & commission	59,395	64,231	66,628	123,626	122,901
Time charter equivalent income	153,273	131,195	249,750	284,468	458,085

*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during such period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during such period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

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(in thousands of $, except for TCE rate and days)	Three months ended June 30, 2023	Three months ended March 31, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
TCE Income Capesize vessels	97,802	67,635	156,277	165,437	280,786
TCE Income Panamax vessels and Ultramax vessels	55,471	63,560	93,473	119,031	177,299
Total Time charter equivalent income	153,273	131,195	249,750	284,468	458,085

in days
Fleet onhire days Capesize vessels	5,125	4,966	5,097	10,091	10,122
Fleet onhire days Panamax and Ultramax vessels	3,552	3,822	3,389	7,374	6,927
Total Fleet onhire days	8,677	8,788	8,486	17,465	17,049
in $ per day
TCE per day Capesize vessels	19,083	13,620	30,661	16,395	27,740
TCE per day Panamax and Ultramax vessels	15,617	16,630	27,581	16,142	25,595
Time charter equivalent rate	17,664	14,929	29,431	16,288	26,869

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